Columbia Funds Series Trust I
290 Congress Street
Boston, MA 02210
December 8, 2023
VIA EDGAR
Mr. Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549
RE:	Columbia Funds Series Trust I (the Registrant) Columbia Real Estate Equity Fund
Post-Effective Amendment No. 410 File No. 002-99356 /811-04367
Dear Mr. Cowan:
Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 410 to the registration statement of the Registrant on Form N-1A (the Amendment) under Rule 485(a)(1) of the Securities Act of 1933. The purpose of the Amendment is to (1) update the Fund’s prospectus and Statement of Additional Information (SAI) to reflect applicable changes to the Fund’s principal investment strategies, and (2) register Class S shares of the Fund.
Registrant respectfully requests selective review of this Amendment in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all disclosure in the prospectus and SAI other than the changes noted above are identical or substantially similar to that found in prior filings of the Registrant.
No fees are required in connection with the Amendment filing.
If you have any questions, please contact either me at (212) 850-1703 or Anna Butskaya at (612) 671-4993.
Sincerely,
Joseph D’Alessandro Assistant Secretary Columbia Funds Series Trust I